Statement of Financial Condition

Ameriprise Financial Services, LLC
SEC File Number: 8-16791
December 31, 2021
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-16791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ameriprise Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael S Mattox	612-678-0262	michael.s.mattox@ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S Mattox _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameriprise Financial Services, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ameriprise Financial Services, LLC
Statement of Financial Condition
December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Ameriprise Financial Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Ameriprise Financial Services, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 45 South Seventh Street, Suite 3400, Minneapolis, MN 55402
T: (612) 596 6000, www.pwc.com/us


Ameriprise Financial Services, LLC
Statement of Financial Condition
December 31, 2021
(In thousands)


Assets	
Cash and cash equivalents	$ 676,652
Cash segregated under federal and other regulations	8,975
Receivables:	
Fees due from affiliates	131,081
Financial advisors and employees (net of allowance for credit losses of $1,118)	1,169
Distribution fees and other (net of allowance for credit losses of $2,808)	83,254
Secured demand note receivable from Parent	200,000
Goodwill	173,918
Intangibles (net of accumulated amortization of $120,501)	60,406
Prepaid commissions	128,454
Other assets	55,892
Total assets	$ 1,519,801
Liabilities and Member's Equity	
Liabilities:	
Accounts payable, accrued expenses and unearned revenue:	
Due to affiliates	$ 147,999
Field force compensation	303,634
Salaries and employee benefits	177,030
Unearned revenue	157,253
Other liabilities	119,041
Total accounts payable, accrued expenses and unearned revenue	904,957
Liabilities subordinated to the claims of general creditors	200,000
Commitments and contingencies (see note 8)	
Total member's equity	414,844
Total liabilities and members's equity	$ 1,519,801

The accompanying notes are an integral part of these financial statements.

December 31, 2021

Organization

Ameriprise Financial Services, LLC (the Company) is a wholly owned subsidiary of AMPF Holding Corp LLC. AMPF Holding LLC is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company was previously known as Ameriprise Financial Services, Inc. but was converted to a limited liability company effective January 2020. The Company is registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). In addition, the Company is a registered investment adviser with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940. The Company is registered as a Commodity Trading Advisor (CTA) with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of, and the corresponding services function is regulated by, the National Futures Association (NFA). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, CFTC, NFA and SIPC.

The Company clears the majority of transactions with an affiliate, American Enterprise Investment Services, Inc. (AEIS), which under a clearing agreement charges the Company clearing fees on a per trade basis or based on assets under management. AEIS is primarily dependent on the Company for the introduction of clients and gathering of client assets which generates AEIS's revenues. As a result, the Company charges a distribution access fee based on a fixed contractual amount for ongoing access to the Company's financial advisors, client servicing and product distribution efforts.

The Company offers financial planning and investment advisory services to retail clients for which it charges a fee through an advisor-based distribution channel. These services are designed to provide comprehensive advice, when appropriate, to address clients' cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. To complete their advice services, the Company's financial advisors provide clients with recommendations from more than one hundred products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties.

The financial advisors are either non-employee independent contractors operating through a nationwide franchise system, or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage offering, which allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact advisors, as well as access a wide range of proprietary and non-proprietary mutual funds.

Basis of Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: In January 2020 the Company converted to a limited liability company and became a disregarded entity for the 2020 tax year. The Company is included in the consolidated tax returns filed by the Parent. However, as a limited liability company that is not subject to tax and considered a disregarded entity for tax purposes, the Company and the Parent have elected to not allocate the consolidated amount of current and deferred tax expenses to the Company (see Note 2).

Prior to 2020, the Company's provision for income taxes represented the net amount of income taxes that the Company expected to pay or to receive from various taxing jurisdictions in which it had operations. The Company provided for

income taxes based on amounts that the Company believed it would ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes were estimates and judgments regarding the tax treatment of certain items. The Company's taxable income was included in the consolidated federal and state income tax returns of the Parent. The Company provided for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits were recognized for losses to the extent they could be used in the consolidated return. It was the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflected certain amounts related to deferred tax assets and liabilities, which resulted from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Cash and cash equivalents: The Company has defined cash and cash equivalents to include money market funds, commercial paper, time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short-term nature of the investment.

Cash segregated under federal and other regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers until it is forwarded to affiliates.

Allowance for credit losses: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors that it does not believe are recoverable. The Company reserves for fees receivable related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectability. The Company also reserves for its unsecured client activity funded by its affiliate, AEIS. The Company has agreed to indemnify AEIS for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses.

When determining the allowance for credit losses for advisor loans, the Company considers its actual historical collection experience and advisor termination experience as well as other factors including amounts due at termination, the reasons for the terminated relationship, length of time since termination, and the former financial advisor's overall financial position. Management uses its best estimate of future termination and collection rates to estimate expected credit losses over the expected life of the loans. The allowance for credit losses on advisor loans is recorded in distribution expenses.

Goodwill and intangible assets: Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell. In determining whether impairment has occurred, the Company uses the discounted cash flow method. Intangible assets generally represent customer and independent contractor relationships and non-compete agreements. Intangible assets are amortized over their estimated useful lives, unless they are deemed to have indefinite useful lives. The Company evaluates the finite lived intangible assets' remaining useful lives annually on the measurement date of July 1 and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For finite lived intangible assets subject to amortization, impairment to fair value is recognized if the carrying amount is not recoverable.

Prepaid commissions: Commissions paid by the Company to advisors in connection with the sales of financial plans are deferred until the plan is delivered and the corresponding revenue is recognized.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Income Taxes-Simplifying the accounting for income taxes.
In December 2019, the Financial Accounting Standards Board (FASB) updated the accounting standards to simplify the accounting for income taxes. The update amends existing guidance related to the allocation of income tax expense when members of a consolidated tax filing group issue separate financial statements. The updated guidance is applied on a retrospective basis for all periods presented. The standard is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted.

The Company early adopted the updated guidance effective January 1, 2020. The Company was impacted by the conversion to a limited liability company in 2020, the adoption of the updated guidance and its election to not be allocated income tax expense as the Company is a member of a consolidated tax filing group. Under the updated guidance, income tax expense, income tax receivables and payables, and deferred tax assets and liabilities are no longer recognized in the financial statements of the Company. As a result, the Company recorded a $132 million reduction in deferred income tax assets, a $9 million reduction in uncertain tax positions which were recorded in other liabilities and a $123 million reduction in retained earnings as of January 1, 2020.

The standard also updated the guidance for intra period tax allocation, deferred tax liabilities related to outside basis differences, step-up in the tax basis of goodwill, interim recognition of enactment of tax laws or rate changes and franchise taxes and other taxes. None of these updates had an impact on the Company's statement financial condition.

Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2019. A modified retrospective cumulative adjustment to retained earnings should be recorded as of the first reporting period in which the guidance is effective for loans, receivables, and other financial instruments subject to the new expected credit loss model. The Company adopted the standard on January 1, 2020. The adoption of this update did not have a material impact on the statement of financial condition.

Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment
In January 2017, the FASB updated the accounting standards to simplify the accounting for goodwill impairment. The update removes the hypothetical purchase price allocation (Step 2) of the goodwill impairment test. Goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value. The standard is effective for interim and annual periods beginning after December 15, 2019 and should be applied prospectively with early adoption permitted for any impairment tests performed after January 1, 2017. The Company adopted the standard on January 1, 2020. The adoption of this update did not have a material impact on the Company's statement financial condition.

3. Goodwill and Other Intangibles

Goodwill is not amortized but is instead subject to impairment tests. During the year ended December 31, 2021, the tests did not indicate impairment.

Finite-lived intangible assets acquired for the year ended December 31, 2021 represent the acquisition of advisor and customer relationships were $18,893, with a weighted average amortization period of five years. For the year ended December 31, 2021, the impairment tests on finite-lived intangible assets did not indicate impairment.

Finite-lived intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer and advisor relationships	$ 143,516	$ 102,669	$ 40,846
Tax referral agreement	10,200	9,386	814
Non-compete agreements	27,191	8,446	18,745
December 31, 2021 balance	$ 180,907	$ 120,501	$ 60,405

4. Business Owned Life Insurance

The Company holds cash value life insurance policies as a means of offsetting market fluctuations in certain deferred compensation liabilities. As of December 31, 2021, the cash surrender value, which approximates fair value, of this life insurance was $32,300 and is included in the other assets line in the statements of financial condition.

5. Secured Demand Note Receivable and Subordinated Liabilities

In December 2014, a subordinated loan agreement in the form of a secured demand note was entered into with the Parent.

The borrowing available under the subordination agreement on December 31, 2021, is as follows:

Secured demand note collateral agreement, 0.10 percent, due December 15, 2022	$200,000

The subordinated borrowing with the Parent is available in computing net capital under the SEC's uniform net capital rule. Under the terms of the subordinated loan agreement, to the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the Company is prohibited from making payments on the subordinated note agreement. The Company has the option to renew the current agreement in one-year increments in perpetuity. Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity date if they do not intend to extend the maturity date of the agreement. The Company and the Parent have elected to not terminate the agreement for fiscal year 2022.

On December 31, 2021, the secured demand note was collateralized by securities with an aggregate fair value of $218,920. Based on the character and fair value of the securities collateralizing the secured demand note receivable, the entire $200,000 is available in computing net capital in accordance with the SEC's uniform net capital rule. The securities collateral has been deposited by the Parent in a separate custodial account for the exclusive benefit of the Company. In the event the Company draws on the secured demand note receivable, the maximum payment to the Company in accordance with the terms of the collateral agreement is $200,000 and the stated interest rate adjusts from a standing ten basis points to LIBOR plus 90 basis points. The subordinated loan agreement and the associated secured demand note agreement entered into with the Parent was approved by FINRA prior to the respective effective dates.

6. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.
Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation

techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Cash Equivalents, Other Assets and Liabilities

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques. The Company's cash equivalents, consisting of commercial paper and time deposits, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization. Level 1 other assets consist of common stock and government treasury bills and notes. Level 2 other assets consist of unitary investment trusts (UIT's), municipal bonds and limited market securities. Level 2 liabilities consist of UIT's, non-convertible debt securities, municipal bonds, government securities and agencies and limited market securities. Level 3 contingent consideration liabilities consist of earn outs and/or deferred payments related to the Company's acquisitions. Contingent consideration liabilities are recorded at fair value utilizing a discounted cash flow model using an unobservable input (discount rate). Given the use of a significant unobservable input, the fair value of contingent consideration liabilities is classified as Level 3 within the fair value hierarchy.

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commercial paper	$ —	$ 600,854	$ —	$ 600,854
Time deposits	—	25,000	—	25,000
Other assets	176	2	—	178
Total assets at fair value	$ 176	$ 625,856	$ —	$ 626,032
Liabilities				
Contingent consideration liability	$ —	$ —	$ 33,605	$ 33,605
Other liabilities	$ 6	2	—	8
Total liabilities at fair value	$ 6	$ 2	$ 33,605	$ 33,613

During the reporting period, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

There were no transfers between levels during the periods.

The following table provides a summary of changes in Level 3 liabilities measured at fair value on a recurring basis:

	Contingent consideration liability
Balance at January 1, 2021	$ 43,463
Accretion included in earnings	1,143
Issuances	11,160
Settlements	(8,053)
Valuation adjustments including earnings	(14,108)
Balance at December 31, 2021	$ 33,605

Ameriprise Financial Services, LLC
Notes to Statement of Financial Condition
(In thousands)

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2021 approximate fair value.

Included in receivables from financial advisors and employees on the statements of financial condition are loans receivable from financial advisors. As of December 31, 2021, the carrying value of the loans is $2,397, which approximates fair value. These receivables, not included in the table above, are considered a level 3 fair value.

As of December 31, 2021, the fair value of the secured demand notes receivable and the subordinated liability approximate book value of $200,000. This receivable and liability, not included in the table above, are both considered level 2 fair value. As of December 31, 2021, the secured demand note collateral consisted of corporate bonds and agency mortgage-backed securities and is considered level 2 fair value.

7. Net Capital Provision and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (SEA Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in SEA Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

On December 31, 2021, the Company had net capital of $102,812 which was $102,562 in excess of the amount required to be maintained at those dates. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has claimed exemption from SEA Rule 15c3-3 of the SEC under paragraphs (k)(2)(i) and (k)(2)(ii) of that rule.

8. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company has agreed to indemnify an affiliate, AEIS, for any losses that it may sustain from the customer accounts introduced by the Company. The Company reserves for these potential losses. On December 31, 2021, the reserve was $3,463, respectively, and is reflected in the other liabilities line in the statements of financial condition. On December 31, 2021, there were no amounts indemnified to AEIS for these customer accounts.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's

business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, exchange traded funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings, including managed accounts; supervision of the Company's financial advisors; security of client information; and transaction monitoring systems and controls. The Company has cooperated and will continue to cooperate with the applicable regulators.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The

Company cannot predict with certainty if, how or when any such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceeding could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

9. Income Taxes

Effective January 1, 2020, the Company adopted guidance simplifying the accounting for income taxes. As a result of the adoption and the Company's conversion to a limited liability company in 2020 which resulted in it becoming a disregarded entity, income taxes expense, income tax receivables and payables, and deferred tax assets and liabilities are no longer recognized in the financial statements for the Company. See Note 1 and 2.

10. Related Party Transactions

The Company has a short-term intercompany lease agreement with an affiliate, Ameriprise Holdings, Inc. (AHI). The agreement has a one-year term with no contractual renewal provision and is cancelable by either party with 30 days' notice. The Company compensates AHI for the use of property, equipment and similar items that AHI owns or maintains. No lease asset or liability is recorded on the statement of financial condition.

Receivables due from affiliates on the statements of financial condition primarily consist of distribution fees of $76,687, trading concessions of $9,103, marketing support fees of $8,471, and an insurance recoverable of $22,197, on December 31, 2021.

Payables due to affiliates on the statements of financial condition primarily consist of administrative expenses of $91,736, use of property and equipment maintenance for $17,879, cash for affiliated product purchases of $8,512 due to various affiliates for investments in products and clearing charges for $14,592 on December 31, 2021.

The Company clears the majority of transactions with AEIS.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees aged 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total

compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees, including retired field employees. The plans include participant contributions and service-related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial Incentive Compensation Plan (incentive plan) and the Parent's Franchise Advisor Deferral Plan. Under these plans, employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

The Company participates in the Parent's Advisor Group Deferral Plan, which was created in April 2009, which allows for employee advisors to receive share-based bonus awards which are subject to future service requirements and forfeitures. The Advisor Group Deferral Plan is an unfunded non-qualified deferred compensation plan under section 409A of the Internal Revenue Code. The Advisor Group Deferral Plan also gives qualifying employee advisors the choice to defer a portion of their base salary or commissions beginning in 2010. This deferral can be in the form of share-based awards or other investment options. Deferrals are not subject to future service requirements or forfeitures. Awards granted under the Advisor Group Deferral Plan may be settled in cash and/or shares of the Parent's common stock according to the award's terms.

Effective October 2011, the Company entered into two separate revolving credit agreements with the Parent, each with an interest rate of LIBOR plus 90 basis points, whereby in one the Company can borrow up to $100,000 from the Parent and in the second the Parent can borrow up to $100,000 from the Company. As of December 31, 2021, and for the year ended, there were no draws on these lines of credit.

Effective December 2014, the Company and the Parent entered into a secured demand note collateral and subordinated loan agreement for $200,000 at a stated interest rate of 0.10% due to mature on December 15, 2022, with the option to renew in one-year increments in perpetuity.

The Company recorded capital contributions from the parent of $0 in 2021 and paid dividends to the parent of $1,050,000 in 2021.

11. Subsequent Events

As of February 25, 2022, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions require disclosure.